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                                         [EXHIBIT 21]

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

- - - - - - - - - - - - - - -  - x
                                 :
ERNEST HACK,                     :                Index No. 97-101646
                                 :
                     Plaintiff,  :
                                 :
             -against-           :              CLASS ACTION COMPLAINT
                                 :
ITT CORP., BETTE B. ANDERSON,    :
RAND V. AROSKOG, NOLAN D.        :
ARCHIBALD, ROBERT A. BOWMAN,     :
ROBERT A. BURNETT, PAUL G. KIRK, :
EDWARD C. MEYER, BENJAMIN F.     :
PAYTON, VIN WEBER, MARGITA E.    :                JURY TRIAL DEMANDED
WHITE, and KENDRICK R. WILSON,   :
                                 :
                     Defendants. :
- - - - - - - - - - - - - - -  - x

      Plaintiff, by his attorneys, alleges upon information and belief, except as to paragraph 1 which plaintiff alleges upon knowledge, as follows:

      1. Plaintiff Ernest Hack is and was, at all times relevant to this action, a stockholder of defendant ITT Corp. ("ITT" or the "Company").

      2. Defendant ITT is a corporation duly organized and existing under the laws of the state of Nevada, with principal offices located at 1330 Avenue of the Americas, New York, New York 10019. As of November 6, 1996, there were over
1.1 billion shares of ITT common stock outstanding. ITT owns, operates and franchises hotels, operates casinos, and owns and operates sports franchises and Madison Square Garden.


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      3. Defendant Rand V. Aroskog is and was, at all times relevant hereto,
Chairman of the Board of Directors and Chief Executive Officer of ITT.

      4. Defendant Robert A. Bowman is and was, at all times relevant hereto, President and Chief Operating Officer of ITT.

      5. Defendants Bette B. Anderson, Nolan D. Archibald, Robert A. Burnett, Paul G. Kirk, Edward C. Meyer, Benjamin F. Payton, Vin Weber, Margita E. White, and Kendrick R. Wilson, are and were, at all times relevant hereto, members of ITT's Board of Directors (collectively, with Bowman and Aroskog, referred to herein as the "Individual Defendants").

      6. By reason of their positions as officers and directors of ITT, each Individual Defendant has a fiduciary relationship and responsibility to plaintiff and the other common public stockholders of ITT and owes to plaintiff and the other class members the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS

      7. Plaintiff brings this action on this own behalf and as a class action, pursuant to CPLR ss. 901 et seq., on behalf of all common stockholders of ITT, or their successors in interest, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust,


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corporation, or other entity related to or affiliated with any of defendants.

      8. This action is properly maintainable as a class action because:

            (a) The Class is so numerous that joinder of all members is impracticable. There are over 54,000 ITT stockholders of record who are located throughout the United States;

            (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members, including: whether the Individual Defendants have engaged or are continuing to act in a manner calculated to benefit themselves at the expense of the ITT public stockholders; and whether plaintiff and the other Class members would be irreparably damaged if the defendants are not enjoined in the manner described below;

            (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class; and

            (d) Plaintiff anticipates that there will be no difficulty in the management of this litigation.


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      9. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this controversy and the requirements of ss.ss. 901 and 902 of the CPLR are satisfied.

                                CLAIM FOR RELIEF

      10. On January 28, 1997, after the close of the market, Hilton Hotels Corp. ("Hilton") announced an unsolicited bid for ITT valued at $55 a share in stock and cash, or $6.5 billion, plus the assumption of debt. Hilton said it plans to start a cash tender offer of $55 a share for half of the outstanding ITT shares, to be followed by an offer of $55 a share in Hilton common stock. Hilton also would assume $4 billion of ITT debt.

      11. Hilton's $55 a share bid represented a 29% premium over ITT's closing price on January 28 of $46.625 a share on the New York Stock Exchange. In after-hours trading, ITT stock soared to $58.50, up 34%.

      12. According to Hilton, a combination of Hilton and ITT would create the world's largest gambling and lodging company, with a total of almost 230,000 hotel rooms and 30 casinos worldwide. The combined company would have the "best brand names in the travel business," commented Bjorn Hanson, chairman of Coopers & Lybrand LLP hospitality. Analysts concur, one noting that the deal "makes a pretty good fit," in light of Hilton's weaker presence overseas than ITT.


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      13. According to Hilton President and Chief Executive Officer, Steven
Bollenbach, Hilton approached ITT late last year but was rebuffed and had since made "continuous attempts to contact" ITT officials. Hilton's renewed offer demonstrates that Hilton is ready, willing and able to move ahead with its offer. The offer's price is well in excess of ITT's trading prices prior to the January 27, 1987 announcement of the offer.

      14. Shares of ITT have fallen 14% since it was spun off from ITT's insurance business in December of 1995. At that time, ITT broke itself up into three separately traded companies, spinning off its insurance and industrial arms and then increasing its gambling holdings. According to one fund manager, ITT shareholders have since been "disappointed with ITT's stock and a little disappointed with the way management hasn't taken steps to turn things around."

      15. In response to Hilton's offer, an ITT representative said: "Our management and our board will consider the offer. In not more than 10 business days, the company will make its recommendation to its shareholders. In the meantime, we're asking them not to take any action until they have been advised of ITT's position."

      16. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

      o undertake an appropriate evaluation of ITT's worth as a merger/acquisition candidate;


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      o     take all appropriate steps to enhance ITT's value and attractiveness as a merger/acquisition candidate;

      o take all appropriate steps to effectively expose ITT to the marketplace in an effort to create an active auction for ITT, including but not limited to engaging in serious negotiations with Hilton or its representatives;

      o act independently so that the interests of ITT's public stockholders will be protected; and

      o adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of ITT's public stockholders.

      17. As a result of defendants' failure to take such steps to date, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their proportionate share of the value of the Company's assets and business, and have been and will be prevented from obtaining a fair price for their common stock.

      18. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, by maintaining themselves in office and/or failing to take the steps set forth in paragraph 16 hereof, excluding the Class from its fair proportionate share of ITT's valuable assets and businesses, all to the irreparable harm of the Class.


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      19. Plaintiff and the other members of the Class have no adequate remedy at law.

      WHEREFORE, plaintiff prays for judgment and relief as follows:

      A. Ordering that this action may be maintained as a class action and certifying plaintiff as Class representative;

      B. Declaring that defendants breached their fiduciary and other duties to plaintiff and the other members of the Class;

      C. Entering an order requiring defendants to take the steps set forth hereinabove;

      D. Awarding compensatory damages against defendants individually and severally in an amount to be determined upon the proof submitted to this Court.

      E. Awarding costs and disbursements, including plaintiff's counsel's fees and experts' fees; and

      F. Granting such other and further relief as to the Court may seem just and proper.

Dated:  New York, New York
        January 28, 1997

                                        Yours, etc.,

                                        ABBEY, GARDY & SQUITIERI, LLP
                                        212 East 39th Street
                                        New York, New York 10016
                                        Telephone:  (212) 889-3700

                                        Law Offices of Charles Piven
                                        The Legg Mason Tower


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                                        Suite 2700
                                        111 South Calvert Street
                                        Baltimore, Maryland 21202
                                        Telephone:  (410) 332-0030

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